 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 1)*

NF ENERGY SAVING CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)
252441209

(CUSIP Number)

With a copy to:	with a copy to:
South World Ltd.	Andrew D. Hudders, Esq.
605 Yu Sung Boon Building	Golenbock Eiseman et al.
107-111 Des Voeux Road	437 Madison Avenue – 40th Floor
Central, Hong Kong	New York, New York 10022
Tel: (852) 9180-0926	(212) 907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 252441209	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	South World Ltd.	I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Conversion of Loan)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER
NUMBER OF		607,563
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		607,563
WITH
	10	SHARED DISPOSITIVE POWER
		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.57%
14	TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 252441209	Page 3 of 5 Pages

Item 1.	Security and Issuer

The class of equity securities to which this amended Statement on Schedule 13D relates is the common stock (the “Common Stock”), of NF Energy Saving Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 21 – Jia Bei Si Dong Road, Tie Xi Qu, Shenyang, PRC 110021.

Item 2.	Identity and Background.

(a)	South World Ltd., a British Virgin Islands company, is reporting on its ownership the Common Stock in this Schedule 13D (“Shares”).

(b)
The Reporting Person is a company. The Reporting Person’s address is 605 Yu Sung Boon Building, 107-111 Des Voeux Road, Central Hong Kong. The officer and director of the Reporting Person is Wei Lang, the Managing Director.

(c)	The Reporting Person is a company, organized under the laws of the British Virgin Islands to act as a personal holding company for certain assets.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a corporation formed under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds and Other Consideration.

Not Applicable.

SCHEDULE 13D

CUSIP No. 252441209	Page 4 of 5 Pages

Item 4.	Purpose of Transaction

The Reporting Person is reporting a disposition of 500,000 shares and the percentage ownership of the Issuer of less than 5%. This is a report terminating its obligation to file the Schedule 13D at this time.

Item 5.	Interest in Securities of the Issuer.

As of December 8, 2009, the Reporting Person beneficially owned 607,563 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 4.57% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

The transaction by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days was a private sale of 500,000 shares of Common Stock at $3.80 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SCHEDULE 13D

CUSIP No. 252441209	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2009

/s/ Tang Lai Lai
Tang Lai Lai
Director of South World Ltd.